NEWS RELEASE
Contact: Chuck Provini
585.286.9180
Info@NatcoreSolar.com

Natcore Technology closes second tranche of private placement

Rochester, NY — (December 19, 2016) — Natcore Technology Inc. (TSX-V: NXT; OTCQB: NTCXF) has completed the second tranche of its proposed non- brokered private placement, as announced on December 2, 2016. Gross proceeds of $105,000.00 were raised through the sale of 500,000 units at a price of $0.21 per unit. Each unit is comprised of one common share and one share purchase warrant. Each warrant entitles the holder to the purchase of a further common share at $0.25 for a period of three years.

All securities issued in the second tranche are subject to a hold period in Canada expiring on April 15, 2017. Proceeds of the placement will be applied to further development of the Company’s technologies and general working capital.

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This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. Neither the United States Securities and Exchange Commission (“SEC”), the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) opines as to, nor accepts responsibility for, the adequacy or accuracy of this release.